# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Golden Heaven Group Holdings Ltd., CIK 0001928340
CUSIP: G3959D125
Title of class of securities: Class A ordinary shares, par value US$0.005 per share
Address of issuer's principal executive offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China (F4), 353001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058346

## Reporting persons
- LEE YIET LAI: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 6,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (16.08% of the class)
  Comment: * Represents (i) 3,000,000 Class A ordinary shares held through JOYGRACE INVESTMENT PTE. LTD., and (ii) 3,000,000 Class A ordinary shares issuable to JOYGRACE INVESTMENT PTE. LTD. upon exercise of warrants within 60 days after December 31, 2024. JOYGRACE INVESTMENT PTE. LTD is 100% owned by LEE YIET LAI.
  
  ** The percentage is calculated based on 34,323,604 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days after December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.
- JOYGRACE INVESTMENT PTE. LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 6,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (16.08% of the class)
  Comment: * Represents (i) 3,000,000 Class A ordinary shares held by JOYGRACE INVESTMENT PTE. LTD., and (ii) 3,000,000 Class A ordinary shares issuable to JOYGRACE INVESTMENT PTE. LTD. upon exercise of warrants within 60 days after December 31, 2024.
  
  ** The percentage is calculated based on 34,323,604 Class A ordinary shares of the issuer, issued and outstanding as of December 31, 2024. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days after December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security.

## Item 1. Issuer
Name of issuer: Golden Heaven Group Holdings Ltd.
Address of issuer's principal executive offices: No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001

## Item 2. Person Filing
Name of person filing:
LEE YIET LAI

JOYGRACE INVESTMENT PTE. LTD.
Address of principal business office or, if none, residence:
Address of LEE YIET LAI: 307 Serangoon Avenue 2, #05-54, Chuan Village, Singapore 550307

Business address of JOYGRACE INVESTMENT PTE. LTD.: Apt Blk 525 Woodlands Drive 14, #07-433, Fragrant Woods 730525, Singapore
Citizenship:
LEE YIET LAI: Singapore

JOYGRACE INVESTMENT PTE. LTD.: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
LEE YIET LAI: 6,000,000

JOYGRACE INVESTMENT PTE. LTD.: 6,000,000
Percent of class:
LEE YIET LAI: 16.08%

JOYGRACE INVESTMENT PTE. LTD.: 16.08%
Sole power to vote or to direct the vote:
LEE YIET LAI: 6,000,000

JOYGRACE INVESTMENT PTE. LTD.: 6,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
LEE YIET LAI: 6,000,000

JOYGRACE INVESTMENT PTE. LTD.: 6,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
LIST OF EXHIBITS

Exhibit No. Description
99.1 Joint Filing Agreement

## Signatures
- LEE YIET LAI: /s/ LEE YIET LAI, LEE YIET LAI (02/28/2025)
- JOYGRACE INVESTMENT PTE. LTD.: /s/ Liyu Chen, Liyu Chen, Director (02/28/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.